EXHIBIT 15.2

LETTER FROM PRICEWATERHOUSECOOPERS LLP TO THE SEC

26 February 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Lloyds Banking Group plc (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of Form 20-F of Lloyds Banking Group plc dated 26 February 2021. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

ATTACHMENT

CHANGE IN THE COMPANY'S CERTIFYING ACCOUNTANT

In 2018, the Group concluded a tender process for the statutory audit of Lloyds Banking Group plc (the Company) and its subsidiaries (together the Group). The Group announced on 22 November 2018 that following the completion of the audit of the Group’s consolidated financial statements for the year ended 31 December 2020 and the audit of the effectiveness of internal control over financial reporting as at 31 December 2020, Deloitte LLP (Deloitte) would become the Group’s statutory auditor for the year ending 31 December 2021, subject to approval by shareholders at the 2021 Annual General Meeting of the Company. This decision was taken by the Board of Directors on the recommendation of the Audit Committee. Accordingly, the engagement of PricewaterhouseCoopers LLP (PwC) will not be renewed in 2021.

During the years ended 31 December 2019 and 2020:

•PwC has not issued any reports on the consolidated financial statements of the Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles;
•there has not been any disagreement, as that term is used in Item 16(F)(a)(1)(iv) of Form 20-F, over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement if not resolved to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditor’s reports; and
•PwC has not advised the Group of any of the kinds of events described in Item 16(F)(a)(1)(v) of Form 20-F.

The Group has provided PwC with a copy of the foregoing disclosure and has requested that it furnish the Group with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated 26 February 2021, in which PwC states that it agrees with such disclosure, is filed as Exhibit 15.2 to this 2020 Form 20-F.

During the years ended 31 December 2019 and 2020, the Group has not consulted with Deloitte regarding either:

•the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Group and either a written report was provided to the Company or oral advice was provided that Deloitte concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or
•any matter that was the subject of a disagreement, as that term is used in Item 16(F)(a)(1)(iv) of Form 20-F, or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.